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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)

                              Aerovox Incorporated
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                                (Name of Issuer)

                         Common Stock, par value $1.00
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                         (Title of Class of Securities)

                                  00 808M10 5
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                                 (CUSIP Number)

              Charles E. Sheedy, Two Houston Center, Suite 2907,
                      Houston, Texas 77010 (713) 654-4484
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                August 18, 1999
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            (Date of Event which Requires Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:

           Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

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CUSIP No. 00 808M10 5
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   1)   Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
       (entities only)
             Charles E. Sheedy
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   2)   Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)
             (b)
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   3)   SEC Use Only

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   4)   Source of Funds (See Instructions)  PF

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   5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)

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   6)   Citizenship or Place of Organization U.S.A.

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      Number of        7)  Sole Voting Power  457,600
       Shares         ---------------------------------------------------------
    Beneficially       8)  Shared Voting Power  560
      Owned by        ---------------------------------------------------------
   Each Reporting      9)  Sole Dispositive Power  457,600
     Person With      ---------------------------------------------------------
                       10) Shared Dispositive Power  560
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  11)   Aggregate Amount Beneficially Owned by Each Reporting Person
          458,160

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  12)   Check if the Aggregate Amount in Row 11) Excludes Certain Shares
        (See Instructions)

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  13)   Percent of Class Represented by Amount in Row 11)
          7.6%

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  14)   Type of Reporting Person (See Instructions)
          IN


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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                               Amendment No. 1 to
                                  Schedule 13D
                   Under the Securities Exchange Act of 1934


Item 1.     Security and Issuer

            Common Stock, par value $1.00 per share of Aerovox
            Incorporated, a Delaware corporation. The principal executive office of Aerovox Incorporated is located at 740 Belleville Avenue, New Bedford, MA 02745-6194.

Item 2.     Identity and Background

            The person filing this statement on Schedule 13D is Charles E. Sheedy. His business address is Two Houston Center, Suite 2907, Houston, Texas 77010. He is a Senior Vice President of Fayez Sarofim & Co., a Texas corporation which is a registered investment adviser under the Investment Advisers Act of 1940 and which is engaged in business as an investment adviser. The address of the office of Fayez Sarofim & Co. is Two Houston Center, Suite 2907, Houston, Texas 77010. During the last five years Mr. Sheedy has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Sheedy is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

            The source of the funds used to purchase the shares of Common Stock of Aerovox Incorporated held by Mr. Sheedy for his own account or as custodian for the accounts of his children is his personal funds or the personal funds of such custodian accounts. If Mr. Sheedy purchases additional shares hereafter, it is expected that such purchases will be paid for out of his personal funds. The aggregate amount which has been paid for the 458,160 shares currently beneficially owned is approximately $2,362,275.

Item 4.     Purpose of Transaction

            Mr. Sheedy's purpose in acquiring the 458,160 shares beneficially owned by him or his children is to make a long-term investment which he considers attractive and expects to appreciate in value. Mr. Sheedy intends to continue to purchase shares of Common Stock of Aerovox Incorporated in the open market as opportunities to do

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            so are presented at prices which he considers attractive. He has no definitive plan regarding such purchases. At this time Mr. Sheedy has no plan for the disposition of such securities. Mr. Sheedy has no plan for any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Aerovox Incorporated. Mr. Sheedy has no plan or proposal for any sale or transfer of a material amount of the assets of the corporation or any change in the present board of directors or management of the corporation. Mr. Sheedy also has no plan or proposal for any of the following:

            (a) any material change in the present capitalization or dividend policy of the issuer;
            (b) any other material change in the issuer's business or corporate structure;
            (c) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
            (d) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
            (e) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Act; or
            (f)       any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

            Charles E. Sheedy is the beneficial owner of 458,160 shares of Common Stock of Aerovox Incorporated, including 34,400 shares in the aggregate held by him as custodian under the uniform gifts to minors act for his four minor children, and 560 shares in the aggregate held by trusts for his four minor children. As to all of such shares, except the 560 shares held in such trusts, Mr. Sheedy has sole power to vote, or direct the vote, thereof and sole power to dispose, or direct the disposition, thereof. With respect to such 560 shares, a business associate of Mr. Sheedy is the trustee with the sole legal power to vote and dispose of such shares. During the past sixty days, Mr. Sheedy has made the following transactions: he purchased 2,000 shares at $2.75 per share on August 15, 1999, he purchased 50,000 shares at $2.6875 per share on August 18, 1999 and he purchased 35,000 shares at $2.75 per share on August 20, 1999. Mr. Sheedy's four minor children, each of whom is entitled to the economic benefits of 8,740 shares, are Patrick Cray Sheedy, Colleen Ryan Sheedy, Laura G. Sheedy and Andrew C. Sheedy. Based upon 6,009,603 shares outstanding (the most recent number available to Mr. Sheedy), Mr. Sheedy is the beneficial owner of 7.6% of the outstanding Common Stock of Aerovox Incorporated.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


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            There are no contracts, arrangements, understandings or
            relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the issuer.

Item 7.     Material to Be Filed as Exhibits

            None.




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     Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             September 7, 1999                       /s/ Charles E. Sheedy
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               Date                                             Signature

                                                       Charles E. Sheedy
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                                                                Name/Title